Exhibit 99.1

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
30 October 2009
NOT FOR DISTRIBUTION IN THE UNITED STATES
Sterlite Energy Limited files Draft Red Herring Prospectus with
Securities and Exchange Board of India (“SEBI”)
Mumbai, India: Sterlite Industries (India) Limited (“Sterlite”) today announced that its wholly owned subsidiary Sterlite Energy Limited (“Sterlite Energy”) has filed Draft Red Herring Prospectus with the Stock Exchange Board of India (“SEBI”). Pursuant to this, Sterlite Energy proposes an initial public offering (“IPO”) of its equity shares to raise INR 51,000 million. Sterlite Energy intends to use the net proceeds from the Offering to partially finance the construction and development of power projects in Jharsuguda and Talwandi and general corporate purposes.
Sterlite Energy is engaged in the commercial power generation business in India and is currently developing two thermal power projects in India in Jharsuguda, Orissa and Talwandi, Punjab, respectively, with a combined proposed installed capacity of 4,380 MW.
The Equity Shares of Sterlite Energy are proposed to be listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited.
Kotak Mahindra Capital Company Limited, Enam Securities Private Limited, J.P. Morgan India Private Limited and Morgan Stanley India Company Private Limited are acting as the Global Co-ordinators and Book Running Lead Managers (“GCBRLMs”) to the IPO and, ICICI Securities Limited, JM Financial Consultants Private Limited, SBI Capital Markets Limited and UBS Securities India Private Limited are acting as the Book Running Lead Managers (“BRLMs”) to the IPO.
Sterlite Energy Limited is proposing, subject to market conditions and other considerations, a public issue of its Equity Shares and has filed a Draft Red Herring Prospectus with the Securities and Exchange Board of India (“SEBI”). The Draft Red Herring Prospectus is available on the website of SEBI at www.sebi.gov.in and the respective websites of the GCBRLMs and BRLMs at www.kmcc.co.in, www.enam.com, www.jpmipl.com, www.morganstanley.com/indiaofferdocuments, www.icicisecurities.com, www.jmfinancial.in, www.sbicaps.com and www.ubs.com/indianoffers and at Sterlite Energy’s website at www.sterliteenergy.co.in
Investors should note that investment in equity shares involves a high degree of risk and are requested to refer to the section titled “Risk Factors” of the Draft Red Herring Prospectus.
For further information, please contact:

Sheetal Khanduja
Associate General Manager — Investor Relations	Sheetal.khanduja@vedanta.co.in
Sterlite Industries (India) Limited	Tel: +91 22 6646 1427

Sterlite Industries (India) Limited Filing of Draft Red Herring Prospectus by Sterlite Energy Limited	Page 2 of 2
About Sterlite
Sterlite is one of India’s largest non-ferrous metals and mining companies with interests and operations in aluminium, copper and zinc and lead. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. As of 31 March 2009, Sterlite had total assets of US$8,710 million and Income before income taxes, minority interests and equity in net/(loss)/income of associate of US$1,069 million.
Sterlite’s main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminium Company Limited for its aluminium operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of constructing two power plants with a combined proposed installed capacity of 4,380 MW through its wholly owned subsidiary, Sterlite Energy Limited.
Sterlite is listed on the Bombay Stock Exchange under the code “500900”, the National Stock Exchange in India under the symbol “STER” and the New York Stock Exchange in the United States in the form of ADSs, each representing one ordinary share, under the symbol “SLT”. For more information, please visit www.sterlite-industries.com. The principal executive office of Sterlite Industries (India) Limited is located at Vedanta, 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400-099, India.
About this Press Release; Forward-Looking Statements
This press release is not an offer for sale of equity shares in the United States. The equity shares may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Sterlite Energy does not intend to register any portion of the offering in the United States or to conduct a public offering of equity shares in the United States.
This press release contains “forward-looking statements” relating to the completion of the IPO, use of proceeds from the IPO and listing of Sterlite Energy’s shares. These forward-looking statements are subject to a variety of factors, including market conditions and other risks typically associated with securities offerings. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under applicable securities laws, Sterlite does not undertake to update these forward-looking statements.